Exhibit 11.1

ALDILA, INC. AND SUBSIDIARIES

COMPUTATION OF NET INCOME PER COMMON SHARE - UNAUDITED

(In thousands, except per share amounts)

	Three months ended March 31,
	2002	2001
BASIC:
Net income (loss)	$(198)	$988

Weighted average number of common shares outstanding	14,843	15,357

Net income (loss) per common share	$(0.01)	$0.06

ASSUMING DILUTION:
Net income (loss)	$(198)	$988

Weighted average number of common shares outstanding	14,843	15,357

The number of shares resulting from the assumed exercise of stock options reduced by the number of shares which could have been purchased with the proceeds from such exercise, using the average market price during the period	—	114

Weighted average number of common and common equivalent shares	14,843	15,471

Net income (loss) per common share, assuming dilution	$(0.01)	$0.06